☰ Scottish and Southern Energy plc

Inveralmond House
200 Dunkeld Road
Perth
PH1 3AQ

Telephone: (0)1738 455154
Facsimile: (0)1738 455281

Securities and Exchange Commission
450 Fifth Street
WASHINGTON DC
20549
USA

04012172

31 December 2003

SEC MAIL PROCESSING
RECEIVED
JAN 13 2004
WASH. D.C. 183 SECTION

SUPPL

Dear Sirs

Ref: 82- 3099

I enclose copies of the announcements, and a listing of these announcements, which have been filed with the London Stock Exchange from 17 November 2003 to date.

The information is provided pursuant to Rule 12(g)3-2b of the Securities Exchange Act of 1934 as amended.

Yours sincerely

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Anne Sutherland
Company Secretarial Assistant

dlw 1/20

Scottish Hydro-Electric SOUTHERN ELECTRIC SWALEC S+S Delivering your electricity

List of Announcements

Date	Headline	LSE Number
17/11/03	Restructuring Agreements	1242S
17/11/03	SSE and Hydro Benefit	1241S
17/11/03	Purchase of own Securities	1673S
19/11/03	Purchase of own Securities	2727S
26/11/03	Directors Shareholding	5331S
01/12/03	Directors Shareholding	7057S
02/12/03	Directors Shareholding	7538S
17/12/03	Additional Funding - Bond	3949T
23/12/03	Consent granted	6310T
31/12/03	Directors Shareholding	7640T

Full Text Announcement

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	11:59 31 Dec 2003
Number	7640T

Scottish and Southern Energy plc

Share Incentive Plan ("SIP")

The Company was notified on 31 December 2003 by the Halifax, the provider of the all employee Scottish and Southern Energy plc SIP, that 22,268 ordinary shares in the Company were purchased at £6.705 and allocated to employees at £6.71.

The purchase was made pursuant to a regular standing order instruction with the Halifax for monthly purchases of shares.

The interests of Executive directors of the Company in the transaction were as follows:

Directors	Number of shares purchased/ allocated	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood	19	0.000002%	19,200	0.002%
Ian Marchant	19	0.000002%	54,052	0.006%
David Sigsworth	19	0.000002%	50,111	0.006%
Alistair Phillips-Davies	18	0.000002%	9,200	0.001%
Gregor Alexander	19	0.000002%	7,833	0.001%

END

Full Text Announcement

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Planning Consent Granted
Released	16:08 23 Dec 2003
Number	6310T

Scottish and Southern Energy plc

CONSENT GRANTED FOR DEVELOPMENT OF 130MW WIND FARM

The Scottish Executive has granted consent to Scottish and Southern Energy plc (SSE) for the development of a 130MW wind farm at Hadyard Hill in South Ayrshire. This is the largest on-shore wind energy development in the UK to have received consent.

The Hadyard Hill development will require investment of £90 million and construction work on the wind farm will start in 2004 and it should begin generating electricity by the summer of 2005.

SSE has a total of 140MW of new wind energy capacity at three other sites in Scotland in the planning process. The Scottish Executive is also considering SSE's application to develop a 100MW hydro-electric scheme at Glendoe, near Loch Ness. The outcome of these planning applications is expected to be known in the first half of 2004.

Ian Marchant, Chief Executive of SSE, said: "The Scottish Executive's decision to grant consent for the Hadyard Hill development is a significant milestone in our programme of investment in renewable energy. It is also an encouraging example of the Ministry of Defence's willingness to engage with wind energy developers and planning authorities to ensure that good wind farm developments such as Hadyard Hill can take place.

I am optimistic that we will be able to add to this development consent in the first few months of next year, and play our full part in meeting the UK government's new target of generating 15% of electricity from renewable sources by 2015."

END

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Additional Funding - Bond
Released	16:58 17 Dec 2003
Number	3949T

Scottish and Southern Energy plc

N E W S R E L E A S E F R O M ....

FOR IMMEDIATE USE Ref: NR-3371 17 December 2003

£100 MILLION ADDITIONAL FUNDING

Earlier today Scottish and Southern Energy's (SSE) subsidiary company Southern Electric Power Distribution plc tapped its outstanding 5.50% 2032 bond for a further £100 million, increasing its total size from £250 million to £350 million.

The all-in cost to the company in yield terms was slightly under 5.25%. The funds will be used to repay inter-company loan stock.

Commenting on the transaction, SSE's Group Treasurer Gavin Brydon said: "This was an excellent transaction for us, providing highly attractive funding over 30 years. The strength of our balance sheet allowed us to react swiftly to an opportunity in the market and achieve good execution in thin market conditions in the lead up to the festive period."

- ENDS -

END

7538 S
2|12|03

Directors Shareholding

The Company was notified on 1 December 2003 by a PEP Manager of the re-investment on 26 November 2003 of tax credit on behalf of Mr I.Marchant pursuant to a regular standing order in one share at a price of £6.5290

The interests of Ian Marchant are as follows:

Director	Number of shares purchased/ allocated	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Ian Marchant	1	0.0000001%	54,033	0.006%

Company	Scottish & Southern Energy PLC	Scottish and Southern Energy plc
TIDM	SSE	
Headline	Director Shareholding	
Released	16:03 1 Dec 2003	
Number	7057S	

Share Incentive Plan ("SIP")

The Company was notified on 28 November 2003 by the Halifax, the provider of the all employee Scottish and Southern Energy plc SIP, that 23,258 ordinary shares in the Company were purchased at £6.525 and allocated to employees at £6.53.

The purchase was made pursuant to a regular standing order instruction with the Halifax for monthly purchases of shares.

The interests of Executive directors of the Company in the transaction were as follows:

Directors	Number of shares purchased/ allocated	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood	19	0.000002%	19,181	0.002%
Ian Marchant	19	0.000002%	54,032	0.006%
David Sigsworth	19	0.000002%	50,092	0.006%
Alistair Phillips-Davies	19	0.000002%	9,192	0.001%
Gregor Alexander	19	0.000002%	7,814 *	0.001%

* In the Director Shareholding announcement made on 26 November 2003, Gregor Alexander's total holding following that notification was understated by 2 shares.

END

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	15:19 26 Nov 2003
Number	5331S

Scottish and Southern Energy plc

Notification of Directors' Interests

Scottish and Southern Energy plc wishes to notify the following changes in directors' interests in the Company's Ordinary 50p Shares (shares) following a notification to the Company on 25 November 2003 by the PEP Manager, The Bank of New York, regarding the reinvestment of the tax credit, on the September dividend, on 21 November 2003 at £ 6.51, pursuant to a regular standing order instruction.

Director	Number of shares purchased	Percentage of issued share class	Total holding following notification	Total percentage of issued shares following notification
David Sigsworth Lorna Sigsworth (spouse)	20 18	0.000004%	50,073	0.006%
Gregor Alexander	2	0.0000002%	7,793	0.001%

END

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Scottish & Sthn.Engy SSE Purchase of Own Securities

RNS Number:2727S
Scottish & Southern Energy PLC
19 November 2003

Scottish & Southern Energy plc

Scottish & Southern Energy plc announces that it purchased from Merrill Lynch International for cancellation 30,000 of its ordinary shares on 19 November 2003 at a price of 639.93 pence per share.

END

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<MENU> to return to headlines. 174n **Equity NSN**

Scottish & Sthn.Engy SSE Purchase of Own Securities

RNS Number:1673S
Scottish & Southern Energy PLC
17 November 2003

Scottish & Southern Energy plc

Scottish & Southern Energy plc announces that it purchased from Merrill Lynch International for cancellation 500,000 of its ordinary shares on 17 November 2003 at a price of 639.16 pence per share.

END

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The company news service from the London Stock Exchange

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	SSE and Hydro Benefit
Released	07:30 17 Nov 2003
Number	1241S

Scottish and Southern Energy plc

Monday 17 November 2003

SCOTTISH AND SOUTHERN ENERGY plc
AND HYDRO BENEFIT

Scottish and Southern Energy plc (SSE) has welcomed the decision announced today by the Gas and Electricity Markets Authority (Ofgem) that Hydro Benefit should be abolished with formal effect from April 2005.

Hydro Benefit in its current form was created when the Scottish electricity industry was privatised in 1991, a year after privatisation in England and Wales. It is a formula-based payment made by SSE's generation business to its distribution business which was originally established to reflect the relatively high cost of distributing electricity over the north of Scotland.

In 2002/03, the value of Hydro Benefit paid out by SSE's generation business was £38.6m. To date, it has had a total implied value of almost £500m since privatisation and will total £570m by the end of the current price control period in 2005.

The abolition of Hydro Benefit, which was a unique feature of Scottish electricity privatisation, will remove an anomaly and will also assist progress towards the introduction of British Electricity Transmission and Trading Arrangements (BETTA), scheduled for April 2005.

Ian Marchant, Chief Executive of SSE, said:

"We have always supported in principle the development of a single set of arrangements for electricity transmission and trading in Great Britain. The abolition of Hydro Benefit will remove a legacy from electricity privatisation which is no longer appropriate as we move towards a modern, single British electricity market. It is, therefore, very welcome. This is a significant step forward which also helps pave the way for the introduction of BETTA in 2005."

For further information please contact:

Scottish and Southern Energy plc

Alan Young – Director of Corporate Communications +44 (0)870 900 0410
Denis Kerby – Investor and Media Relations Manager +44 (0)870 900 0410

Financial Dynamics
Andrew Dowler +44 (0)20 7831 3113

END

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Full Text Announcement

Company	Scottish & Southern Energy PLC	Scottish and Southern Energy plc
TIDM	SSE	
Headline	Restructuring Agreements	
Released	07:30 17 Nov 2003	
Number	1242S	

Monday 17 November 2003

SCOTTISH AND SOUTHERN ENERGY plc
RESTRUCTURING AGREEMENTS AND THE INTRODUCTION OF BRITISH ELECTRICITY TRANSMISSION AND TRADING ARRANGEMENTS (BETTA)

Scottish and Southern Energy plc (SSE) has agreed in principle that two 'restructuring' agreements with ScottishPower plc should be terminated in April 2005 in order to help pave the way for the development of a genuinely single market in electricity transmission and trading in Great Britain. The agreement is expected to be completed by mid-December, and is subject to regulatory approval.

The restructuring agreements were put in place when the Scottish electricity industry was privatised in 1991, separately from the privatisation in England and Wales. Two agreements between SSE and ScottishPower are presently due to continue beyond April 2005, when British Electricity Transmission and Trading Arrangements (BETTA) are expected to be introduced:

- The Peterhead Agreement, under which ScottishPower pays a reducing capacity fee each year for the use of just over 750MW of the station's capacity, which typically produces around 1.5TWh of electricity a year. The fee is £27m in 2003/04 and will be £25m in 2004/05. This agreement was due to run until 2012.
- The Hydro Agreement, under which ScottishPower pays a fixed flat fee of around £8m per annum and £13/MWh for up to 360,000 MWh of output a year. This agreement was due to run until 2039.

The decision to terminate these restructuring agreements in April 2005 means that SSE will be able to deploy 642MW of additional efficient and flexible thermal generation capacity in BETTA, including the balancing market, thus optimising the use of its portfolio.

In addition, SSE will gain access to 115MW of standby capacity, the importance of which is likely to be underlined by the need to make sure that the UK is able to meet future peak demand for electricity.

SSE believes that there will be significant value in having this capacity to deploy in the market and

that this value will be greater if wholesale electricity prices continue their recovery. Looking ahead, Peterhead's status as one of the lowest carbon thermal power stations in the UK means it should also be well-positioned for the introduction of the Emissions Trading Scheme in 2005.

In addition to plant covered by the Peterhead Agreement, the hydro output previously made available to ScottishPower will now be available to SSE. The value of hydro power is also likely to be reinforced by developments in electricity markets over the next few years.

Ian Marchant, Chief Executive of SSE, said:

"The establishment of a single set of arrangements for electricity transmission and trading in Great Britain is a welcome development. In the overall context of everything being done to pave the way for BETTA, the termination of these contracts makes sense.

It resolves a potentially contentious issue which is a leftover from the Scottish privatisation, and I am confident that this is the right time at which to agree to end these agreements. In particular, we will benefit from being able to deploy these previously committed generation assets flexibly in the new single British market."

For further information please contact:

Scottish and Southern Energy plc

Alan Young – Director of Corporate Communications	+44 (0)870 900 0410
Denis Kerby – Investor and Media Relations Manager	+44 (0)870 900 0410

Financial Dynamics

Andrew Dowler	+44 (0)20 7831 3113

END